

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2013

Via E-mail
Pieter van der Harst
Chief Financial Officer
RBS Holdings N.V.
Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
The Netherlands

> **Re:** **RBS Holdings N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 23, 2012**
> **File No. 001-14624**

Dear Mr. van der Harst:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief